Mail Stop 4561

June 20, 2008

VIA MAIL and FAX (303) 577-9797

Mr. John E. Biallas
Chief Financial Officer
Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, CO. 80202

        Re: Dividend Capital Total Realty Trust Inc.
              Form 10-K for the year ended December 31, 2007
              Filed on March 28, 2008
              File No. 000-52596

Dear Mr. John Biallas:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Investments in Real Property, page F-9

1.   The value of above market leases should be determined based upon the remaining
        non-cancelable lease term and should be amortized over that same term rather
        than the estimated remaining expected terms of the leases, which may include
        renewals. However, the value of below market leases should be based on the
        remaining non-cancelable lease term plus any fixed rate renewal options, if
        applicable. The resulting value would be amortized over the remaining non-
        cancelable lease term plus any fixed rate renewal periods, if applicable. Please tell
        us how the utilization of this methodology versus your utilization of the remaining
        non-cancelable term of the leases would have impacted the financial statements.

Note 9 – Financing Obligations, page F-23

2.   Please clarify the terms surrounding the sale of undivided tenancy-in-common
        interests. We note that an option was granted to the OP to repurchase the
        undivided interests after a certain period of time in exchange for OP units. Please
        tell us if the option to repurchase is less than, equal to or more than the sale price
        of the interests. In addition, advise us how you will go about determining the
        amount of OP units issued upon exercise of the purchase option.

Certifications

3.   We note that your certifications were not filed in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include the
        identification of the certifying individual at the beginning of the certification also
        includes the title of the certifying individual, replacing the word "report" with
        "annual report" in paragraph 3, and the omission of introductory language
        referring to internal control over financial reporting in paragraph 4.   Please
        amend your annual report to file certifications in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K.   Please note that you may file an
        abbreviated amendment that consists of cover page, explanatory note, signature
        page and the certification.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jaime G. John, at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief